September 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ms. Tonya Aldave

Re:	ADiTx Therapeutics, Inc. Offering Statement on Form 1-A/A Filed September 4, 2018 File No. 024-10825

Ladies and Gentlemen:

On behalf of ADiTx Therapeutics, Inc. (the “Company”), I hereby request qualification of the above-referenced Offering Statement at 5:00 p.m. Eastern Time on Tuesday, September 11, 2018, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard Mullin, Richter & Hampton LLP, by calling Richard Friedman at (212) 634-3031.

Sincerely,

ADiTx Therapeutics, Inc.

By: /s/Amro Albanna

 Amro Albanna

 Chief Executive Officer

ADiTx Therapeutics, Inc.

11161 Anderson St., Suite 105-10014 Loma Linda, CA 92354

www.aditxt.com